Contact

www.linkedin.com/in/dave-garland-13017 (LinkedIn)
www.pacificstatescap.com (Company)
www.winetoursoftheworld.com (Company)
www.secondcenturyventures.com (Company)

Top Skills

Nonprofit Organizations
Real Estate
Strategy

Dave Garland

Managing Partner, Second Century Ventures
San Francisco Bay Area

Summary

Committed to revolutionizing the global commercial and residential real estate industry through strategic investments and pioneering advancements in patented and cutting-edge technologies.

Experience

Second Century Ventures
Managing Partner
July 2016 - Present (7 years 11 months)
San Francisco Bay Area

SCV is the most active venture capital fund in real estate technology. Our team invests in innovative companies that serve the real estate industry and its supporting verticals. SCV is backed by the NATIONAL ASSOCIATION OF REALTORS®, the world's largest trade association.

NAR REACH
Managing Partner
July 2016 - Present (7 years 11 months)
San Francisco Bay Area

REACH is the world's top real estate technology scale up program with operations in the US, Canada, Latin America, Europe and Australia.

Foundation for Innovation in Real Estate
Co-Founder
September 2021 - Present (2 years 9 months)

The Rainmakers Group
Board Member
June 2004 - Present (20 years)

Management consulting to executive teams of real estate tech, settlement service & brokerage firms.

Suited Connector
Board Member

March 2018 - October 2021 (3 years 8 months)

Marketing technology (MarTech) platform fueling new customer growth and extending customer retention at scale across financial services, home services, and insurance verticals.

Pacific States Capital

Board Member & Co-Founder

January 2009 - January 2021 (12 years 1 month)

Menlo Park, CA

Small cap investment and land development fund targeting: Commercial & Residential Non-performing Debt; Multifamily & Self-Storage assets; and un-entitled land in tertiary markets.

RE/MAX

Strategic Advisor

2001 - 2019 (18 years)

Denver, CO

Exec. strategist to RE/MAX, LLC - providing advisory, G2M, product development and operational services for: Distressed property, default servicing, global alliance partnerships, approved suppliers, production, education, strategic design, competitive intelligence, public markets, and international growth initiatives.

Wine Tours of the World

Board Member & Co-Founder

June 2006 - June 2016 (10 years 1 month)

Denver, CO

Hand crafted bespoke, custom wine adventures to the top wine regions and wineries around the world. From Australia to Chile, Napa to Italy, discerning clients enjoyed the best in wine travel.

Hansen PSC, Inc.

Vice President - Acquisition & Entitlements

August 2005 - January 2009 (3 years 6 months)

Menlo Park, CA

Land acquisition, entitlement and development company. Infill & master planned communities throughout California, NV, AZ and CO. Target segments: single family detached, multifamily, mixed-use office, self-storage, and retail.

Breakthrough Events International

Board Member & Co-founder

March 2004 - January 2005 (11 months)

Corporate events tech provider producing full-stack tech and education programs to mid-market companies in over 30 countries.

Avaya

(Formerly Expanets, Inc.) Corporate Marketing & Communications

2000 - 2002 (2 years)

Denver, CO

Largest value added reseller of telecommunications equipment in the US. Acquired and integrated 27 companies, sold to Avaya.

Education

Melbourne Business School

Oxford University

University of Notre Dame

Stanford University

RSM Erasmus Universiteit / Rotterdam School of Management